# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INTENSITY THERAPEUTICS, INC., CIK 0001567264
CUSIP: 45828J103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1 ENTERPRISE DRIVE, SUITE 430, 1 ENTERPRISE DRIVE, SUITE 430, SHELTON, Connecticut (CT), 06484
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001998653-24-000007
Filed by CIK 0001998653

## Reporting persons
- SAPIENT CAPITAL LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 976,797; aggregate amount beneficially owned 976,797 (3.9% of the class)

## Item 1. Issuer
Name of issuer: INTENSITY THERAPEUTICS, INC.
Address of issuer's principal executive offices: 1 ENTERPRISE DRIVE, SUITE 430, 1 ENTERPRISE DRIVE, SUITE 430, SHELTON, CONNECTICUT, 06484.

## Item 2. Person Filing
Name of person filing: This statement is being filed by Sapient Capital, LLC
Address of principal business office or, if none, residence: 401 PENNSYLVANIA PKWY, SUITE 100 INDIANAPOLIS, INDIANA 46280
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 976,797
Percent of class: 3.9%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 976797

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SAPIENT CAPITAL LLC: MAXIMILAAN RIJKENBERG, CHIEF COMPLIANCE OFFICER AND CHIEF LEGAL OFFICER (07/09/2025)